As filed with the Securities and Exchange Commission on October 27, 2009

Registration No. 333-

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares

of

ALL-AMÉRICA LATINA LOGÍSTICA S.A.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

FEDERATIVE REPUBLIC OF BRAZIL

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares, each American Depositary Share representing units, of ALL-América Latina Logística S.A.	100,000,000 American Depositary Shares	$5.00	$5,000,000.00	$279.00

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The prospectus consists of the proposed Form of American Depositary Receipt included as Exhibit A to the Form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Articles number 15, 16 and 18

securities

(iii)  The collection and distribution of dividends

Articles number 4, 12, 13, 15 and

18

(iv)  The transmission of notices, reports and proxy

Articles number 11, 15, 16 and 18

soliciting material

(v)  The sale or exercise of rights

Articles number 13, 14, 15 and 18

(vi)  The deposit or sale of securities resulting from

Articles number 12, 13, 15, 17 and

dividends, splits or plans of reorganization

18

(vii)  Amendment, extension or termination of the

Articles number 20 and 21

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Article number 11

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to transfer or

Articles number 2, 3, 4, 5, 6, 8 and

withdraw the underlying securities

22

(x)  Limitation upon the liability of the depositary

Articles number 14, 18, 19 and 21

3.  Fees and Charges

Articles number 7 and 8

Item – 2.

Available Information

Public reports furnished by issuer

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement dated as of ____________, 2009, among ALL-América Latina Logística S.A., The Bank of New York Mellon as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

b.

Letter agreement among ALL-América Latina Logística S.A. and The Bank of New York Mellon relating to pre-release activities. - Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

e.

Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Share thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 27, 2009.

Legal entity created by the agreement for the issuance of American Depositary Shares representing units, of ALL-América Latina Logística S.A.

By:

The Bank of New York Mellon,

  As Depositary

By:  /s/ Joanne F. Di Giovanni

Name:  Joanne F. Di Giovanni

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, ALL-América Latina Logística S.A. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Curitiba, State of Parana, Brazil on October 27, 2009.

ALL-América Latina Logística S.A.

By:  /s/ Bernardo Vieira Hees

By:  /s/ Paulo Luiz Araújo Basílio

Name: Bernardo Vieira Hees

Name:  Paulo Luiz Araújo Basílio

Title: Principal Executive Officer Director

Title:    Principal Financial Officer

Each person whose signature appears below hereby constitutes and appoints Bernardo Vieira Hees and Paulo Luiz Araújo Basílio, and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on October 27, 2009.

/s/ Wilson Ferro de Lara

/s/ Donald J. Puglisi

Name: Wilson Ferro de Lara

Name: Donald J. Puglisi

Chairman

Puglisi & Associates

Authorized U.S. Representative

/s/ Alexandre Behring Costa

/s/ Rodrigo Barros de Moura Campos

Name: Alexandre Behring Costa

Name: Rodrigo Barros de Moura Campos

Vice Chairman and Director

Principal Accounting Officer

/s/ Raimundo Pires Martins da Costa

/s/ Paulo Luiz Araújo Basílio

Name: Raimundo Pires Martins da Costa

Name: Paulo Luiz Araújo Basílio

Director

Principal Financial Officer

________________________________

/s/ Bernardo Vieira Hees

Name: Riccardo Arduini

Name: Bernardo Vieira Hees

Director

Principal Executive Officer and Director

/s/ Sérgio Messias Pedreiro

Name: Sérgio Messias Pedreiro

Director

/s/ Nelson Rozental

Name: Nelson Rozental

Director

________________________________

Name: Guilherme Narciso de Lacerda

Director

________________________________

Name: Henrique Amarante Costa Pinto

Director

/s/ Pedro Pullen Parente

Name: Pedro Pullen Parente

Director

________________________________

Name: Fabiano Romes Maciel

Director

________________________________

Name: Wagner Pinheiro de Oliveira

Director

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1

Form of Amended and Restated Deposit Agreement dated

as of _____________, 2009, among ALL-América Latina

Logística S.A., The Bank of New York Mellon as Depositary,

and all Owners and Beneficial Owners from time to time of

American Depositary Shares issued thereunder.

2

Letter agreement among ALL-América Latina

Logística S.A. and The Bank of New York Mellon

relating to pre-release activities.

4

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary,

as to legality of the securities to be registered.